NEVSUN RESOURCES LTD.

NOTICE  OF  ANNUAL  GENERAL  MEETING

TAKE NOTICE that the board of directors of Nevsun Resources Ltd. (the “Company”) has called an annual general meeting of the shareholders of the Company for 9:00 a.m. on Thursday, May 6, 2004, at The Hyatt Hotel, Lord Byron Room, 655 Burrard Street, Vancouver, British Columbia, for the following purposes:

1.

To receive the report of the directors, the financial statements of the Company for the fiscal period ended December 31, 2003 and the auditor’s report on those statements;

2.

To appoint an auditor for the coming year and authorize the directors to fix the auditor’s remuneration;

3.

To elect directors for the coming year;

4.

To transact any other business as may properly come before the meeting or any adjournments thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to Computershare Trust Company of Canada Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting, otherwise the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form provided to them in accordance with the instructions provided with it.  Failure to do so may result in their shares not being eligible to be voted at the annual general meeting.

An information circular, a form of proxy or voting instruction form and a return card accompany this notice.

Dated on March 22, 2004.

BY ORDER OF THE BOARD OF

DIRECTORS

“John A. Clarke”

John A. Clarke

President & Chief Executive Officer

NEVSUN  RESOURCES  LTD.
INFORMATION  CIRCULAR
MARCH 22, 2004

SOLICITATION  OF  PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Nevsun Resources Ltd. (the “Company”).  The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, May 6, 2004 (the “Meeting”), at the time and place set out in the accompanying notice of meeting.  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT  AND  REVOCATION  OF  PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy.  Registered shareholders should deliver their completed proxies to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.  The persons named in the proxy are directors and officers of the Company.  A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to the registered office of the Company, Suite 1000, 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or in any other manner provided by law; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Non-Registered Shareholders

In many cases, common shares of the Company beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(b)

in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a proxy which has been signed by an Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly compete the form of proxy and return it in accordance with the instructions provided in the form; or

(b)

more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form. In this case, the Non-Registered Holder should return it in accordance with the instructions provided in the form.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the cases of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.  If Non-Registered Holders do not follow such instructions and attend the Meeting, they will not be entitled to vote at the Meeting.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

PROVISIONS  RELATING  TO  VOTING  OF  PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Information Circular.

The Proxy or voting instruction form gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The management and directors of the Company, as a whole, own 1,145,583 common shares, or approximately two percent, of the Company.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  OF  VOTING  SECURITIES

On the date of the accompanying notice of meeting, the Company had 74,054,522 Common shares outstanding.  All shares in the capital of the Company are of the same class and each carries the right to one vote.

Shareholders registered on March 22, 2004 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy or voting instruction form to attend and vote, deliver their proxies or voting instruction forms at the place and within the time set forth in the notes to the Proxy or voting instruction form.

To the knowledge of the senior officers of the Company, as of the date of this Circular, there are no shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the common shares of the Company.

ELECTION  OF  DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.  If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the Proxy for the election of any other person or persons as directors.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, the members of the audit, governance and human resources committees and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, office held, province/state and country of residence	Principal occupation	Director since	Shares Owned
R. Stuart Angus(1)(3) British Columbia, Canada	Managing Director, Mergers & Acquisitons, Endeavour Financial	January 2003	0
John A. Clarke President & Chief Executive Officer British Columbia, Canada	President and Chief Executive Officer of the Company	September 1997	577,700
Clifford T. Davis Chief Financial Officer British Columbia, Canada	Chief Financial Officer of the Company	December 1997	42,000
Robert J. Gayton (2) British Columbia, Canada	Financial consultant (4)	November 2003	1,500
Gary E. German (1)(2)(3) Ontario, Canada	President, Falcon Strategy & Management Company, Toronto	April 1996	105,000
Gerard E. Munera (1)(2)(3) Connecticut, United States of America	Managing Director of Synergex Group; Executive Chairman of Arcadia Inc.	April 1996	300,000

(1)

Member of the Governance Committee

(2)

Member of the Audit Committee.

(3)

Member of the Human Resources Committee.

(4)

Five-year history for new director: current occupation since 1994.

The information as to shares beneficially owned has been provided by the directors themselves.

Advance notice of the Meeting was published in The Vancouver Sun newspaper on March 10, 2004 in accordance with section 111 of the Company Act.  No nominations for directors have been received from the members of the Company.

No director of the Company is, or within the 10 years before the date of this Information Circular has been, a director or executive officer of any other issuer that, while that person was acting in that capacity,

a)

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;

b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director of the Company has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

EXECUTIVE  COMPENSATION

All dollar amounts referred to in this Information Circular are expressed in Canadian dollars unless otherwise indicated.

Summary  Compensation  Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries in respect of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and executive officers whose compensation was in excess of $100,000 (these individuals are referred to as the “Named Executive Officers”).  The periods covered include the most recent fiscal years ended December 31, 2003, 2002, and 2001.

		Annual Compensation ($Cdn)			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
John A. Clarke, President & CEO	Dec. 2003 Dec. 2002 Dec. 2001	198,000 173,000 252,000	100,000 Nil Nil	Nil Nil Nil	200,000 70,000 70,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Clifford T. Davis,(1) Chief Financial Officer	Dec. 2003 Dec. 2002	150,000 25,000	50,000 Nil	Nil Nil	100,000 250,000	Nil Nil	Nil Nil	Nil Nil
F. William Nielsen,(2) Vice President Exploration	Dec. 2003	120,000	50,000	Nil	60,000	Nil	Nil	Nil

(1)

Mr. Davis commenced employment November 1, 2002.

(2)

Mr. Nielsen became an officer of the Company in January 2003.

Long-Term Incentive Plans

The Company did not make any long-term incentive awards during the most recently completed fiscal period.

Stock Options

The following table sets forth stock options granted during the fiscal year ended December 31, 2003 to the Company’s Named Executive Officers:

Name	Securities Under Options Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)(2)	Market Value of Securities Underlying Options on Date of Grant ($/Security)(3)	Expiration Date
John A. Clarke	200,000	14%	$3.21	$3.21	03/14/2008
Clifford T. Davis	100,000	7%	$3.21	$3.21	03/14/2008
F. William Nielsen	60,000	4%	$3.21	$3.21	03/14/2008

(1)

Options were granted on March 14, 2003 and are for a term of five years.

(2)

The exercise price of stock options was set according to the rules of the TSX.

(3)

The market value of the Common shares of the Company on the date of grant is the average of the previous 5-day high and low trading prices on the TSX.

Aggregated Option Exercises During The Most  Recently Completed Financial Year And Financial Year End Option Values

The following table sets forth details of all exercises of stock options during the period ended December 31, 2003 to the Company’s Named Executive Officers, as well as the financial year end value of the unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at FY-End (#)	Value of Unexercised in-the- Money Options at FY-End ($)(3)
John A. Clarke	None	N/A	1,090,000	$6,064,300
Clifford T. Davis	None	N/A	790,000	$4,406,800
F. William Nielsen	None	N/A	265,000	$1,384,950

(1)

Number of Common shares acquired on the exercise of stock options.

(2)

Calculated using fair market value of Common shares on the TSX on the date of exercise, less the exercise price of the stock options.

(3)

Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on December 31, 2003, less the exercise price of in-the-money stock options.

Termination of Employment, Change in Responsibilities & Employment Contracts

Pursuant to an agreement dated December 1, 2003,  the Company continued Dr. John A. Clarke’s appointment as President and Chief Executive Officer for a term expiring on December 31, 2005 at a salary of $25,000 per month plus a bonus of $100,000 paid prior to December 31, 2003. This agreement replaced the previous employment agreement dated November 1, 2002 at a salary of $16,500 per month.

Pursuant to an agreement dated December 1, 2003, the Company continued Mr. Clifford T. Davis’ employment as Chief Financial Officer for a term expiring on December 31, 2005, at a salary of $16,667 per month plus a bonus of $50,000  paid prior to December 31, 2003. This agreement replaced the previous employment agreement dated September 1, 2002 at a salary of $12,500 per month.

Pursuant to an agreement dated December 1, 2003, the Company continued Mr. F. William Nielsen’s  employment as Vice President Exploration for a term expiring on December 31, 2005, at a salary of $12,500 per month plus a bonus of $50,000  paid prior to December 31, 2003. This agreement replaced the previous employment agreement dated January 1, 2003 at a salary of $10,000 per month.

All of the above agreements, upon expiry, will continue for 1 year unless otherwise terminated;  all agreements also include an annual bonus, the amount to be determined by the Compensation Committee. If the Company terminates the employment of Dr. Clarke, Mr. Davis or Mr. Nielsen without cause and without providing adequate notice or, in the event any person acquires more than 40% of the outstanding shares of the Company, the amount payable for the balance of the term of the agreement, for a minimum of 12 months, will be paid to that employee.

Report on Executive Compensation

Composition of Human Resources Committee

The Company’s executive compensation program is administered by the Human Resources Committee (the “HR Committee”) of the Board of Directors, that is comprised solely of independent directors as follows:

Gerard E. Munera, chairman

Gary E. German

R. Stuart Angus

The HR Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Company.  The HR Committee also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans.

Executive Compensation Program

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance.  Base salaries are set at levels that are competitive with the base salaries paid by comparable corporations within the mining industry in size and with operations at approximately the same stage, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success.  Incentive compensation is tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the long-term interests of shareholders.

Compensation for the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, bonus and stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The level of base salary for each employee is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Stock Options

The Company’s Incentive Share Option Plan (the “Plan”) is administered by the Board of Directors.  The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.

The number of stock options that may be issued under the Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Plan and cannot be increased without shareholder approval.  Stock options may have up to a 10 year term, and are exercisable at the market price (as defined in the Plan) of the Company’s Common shares on the date of grant.  A holder of stock options must be a director, officer or employee of the Company or its controlled or subsidiary companies or a consultant in order to exercise stock options.

The foregoing report has been furnished by the HR Committee.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five fiscal years for the Company’s Common shares, assuming a $100 investment was made on August 31, 1999 (the Company changed its year end in 1999 from August 31 to December 31), with a cumulative total return of the S&P/TSX Composite Index (previously named the TSE 300 Composite Index). The Common shares of the Company have been trading on the TSX since March 8, 1996.

Cumulative Value of a $100 Investment

	Aug.1999	Dec.1999	Dec. 2000	Dec. 2001	Dec. 2002	Dec.2003
Nevsun	$100	$105	$45	$55	$611	$1,768
S&P/TSX Composite Index	$100	$121	$129	$114	$100	$126

Compensation  of  Directors

The following relates to the directors of the Company and each of its subsidiaries. The Company has adopted a policy for paying directors who are not officers of the Company an annual fee of $8,000, plus $500 for each board meeting and committee meeting. Directors of the Company’s subsidiaries in Barbados are each paid an annual fee of US$2,500 (Cdn$3,285 in 2003).  Non-management directors of the Company’s subsidiaries in Mali were each paid an annual fee of $3,351. During the fiscal year ended December 31, 2003 the amounts payable to non-executive directors, including directors of subsidiaries of the Company, under these arrangements totalled $65,836.  All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes..

In addition, during the year ended December 31, 2003 the Company paid Craig Angus $35,000 for services rendered in connection with the Company’s financing activities.

The following table sets forth stock options granted during the fiscal year ended December 31, 2003 to directors who are not Named Executive Officers, as a group.

Name	Securities Under Options Granted (#)	% of Total Options Granted to in Fiscal Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	120,000 375,000 100,000 100,000	40%	$2.05 $3.21 $7.33 $1.50	$2.05 $3.21 $7.33 $1.50	Jan. 15, 2006 Mar. 14, 2008 Nov. 28, 2008 Dec. 2, 2007

The following table sets forth details of all exercises of stock options during the fiscal period ended December 31, 2003 by directors who are not Named Executive Officers, as well as the financial year end value of the unexercised options on an aggregate basis.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at FY-End (#)	Value of Unexercised in-the- Money Options at FY-End ($)(3)
Craig A. Angus	340,000	$1,112,700	700,000	$3,982,200
R. Stuart Angus	None	N/A	180,000	$747,800
Robert J. Gayton	None	N/A	100,000	Nil
Gary E. German	240,000	$963,400	280,000	$1,474,800
Gerard E. Munera	440,000	$1,339,600	80,000	$280,000
Barry M. Skinner(4)	None	N/A	20,000	$106,400
Ryan A. Highland(4)	None	N/A	10,000	$57,200
Adrian C. Kimberley(5)	20,000	$39,200	None	Nil
Mama Tapo(6)	None	N/A	55,000	$306,950
Pierre Matte(6)	None	N/A	140,000	$662,400

(1)

Number of Common shares acquired on the exercise of stock options.

(2)

Calculated using fair market value of Common shares on the TSX on the date of exercise, less the exercise price of the stock options.

(3)

Value of unexercised in-the-money options calculated using the closing price of Common shares of the Company on the TSX on December 31, 2003, less the exercise price of in-the-money stock options.

(4)

Directors of Barbados subsidiaries.

(5)

Director of Barbados subsidiaries until April, 2003.

(6)

Director of Mali subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER INCENTIVE STOCK OPTION PLAN

	Number of securities to be issued upon exercise of outstanding options (#)	Weighted average exercise price of outstanding options ($)	Number of securities exercised since inception of incentive stock option plan	Number of securities remaining available for future issuance under incentive stock option plan	Total number of securities approved by shareholders since inception of option plan
Incentive Stock Option Plan Approved by Shareholders	4,472,000	1.62	1,795,000	3,208,000	9,475,000

Further details regarding stock options are incorporated by reference in the Company’s consolidated financial statements, note 6.

INDEBTEDNESS  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

None of the directors or senior officers of the Company or associates or affiliates of the foregoing persons is indebted to the Company, nor its subsidiaries, nor has any of such persons been indebted to the Company during the last completed financial year.

STATEMENT  OF  CORPORATE  GOVERNANCE  PRACTICES

The TSX requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance. The following summarizes the Company’s response to the TSX corporate governance guidelines with commentary that is responsive to new proposals.

1. Stewardship of the Company -The Board of Directors has adopted a Charter that explicitly assumes responsibility for stewardship of the Company, including the ultimate responsibility for the following areas: organisation, including appointment of committees, strategic planning, commitment of capital, risk management, oversight of senior management, and policy and procedures, including communications.

In its stewardship role the Board has established three committees; Governance, Audit and Human Resources, each comprised entirely of independent directors, each chaired by a different director. Mandates for these committees have been reviewed and approved by the entire Board and these mandates are discussed in the following responses to the TSX Guidelines.

Strategic planning is reviewed at meetings of the Board of Directors. Strategic planning sessions are held on a periodic basis in conjunction with regular meetings of directors.  Management reports regularly to the Board of Directors in relation to the principal risks that potentially affect the Company’s business activities. Management also responds to specific risk-related issues identified by directors or by management, with the assistance of expert outside advisors where required.  Management is required by the Board to comply with all statutory and regulatory obligations relating to communications with shareholders and the general public. The Company distributes written reports to shareholders each quarter, and maintains a program of regular communications with analysts and other members of the financial community. Inquiries from shareholders and others are welcomed, and receive a timely response from the appropriate officer or employee of the Company. The integrity of internal controls and management information systems is covered by the mandate of the Audit Committee.

2. Composition of the Board of Directors and Relationship to Significant Shareholder - The Company has seven directors, of which four of these individuals are unrelated to the Company.  In the Board’s view, the ratio of unrelated to related directors is currently an appropriate balance of management and non-management representation. If the nominees in the Information Circular are elected there will be six directors comprised of four unrelated and two management directors, thereby maintaining a clear majority of independent directors.  There is no significant shareholder of the Company.

3. Analysis of Status of Directors as “Unrelated” - Messrs Gayton, German, Munera and R.S. Angus have no material business or other relationship with the Company or management of the Company. They are free of any interest that could, or could reasonably be perceived to, interfere with their respective abilities to act with a view to the best interests of the Company. Mr R.S. Angus has no family relationship to Mr. C.A. Angus. Mr. Clarke, as CEO and Mr. Davis as CFO of the Company are considered related as officers of the Company and Mr. C.A. Angus, is considered related by virtue of a compensation arrangement which was cancelled during 2003.

4. Committee for Nomination and Assessment of Directors -The approved mandate of the Board’s Governance Committee includes responsibility for proposing new nominees and for assessing directors on an on-going basis. In past the entire Board has participated in the nomination of directors

5. Assessment of Effectiveness and Contribution -The approved mandate of the Board’s Governance Committee includes the assessment of the effectiveness of the Board as a whole, that of committees of the Board and the contribution of individual Directors.

6. Orientation and Education Program for the Board  -Management ensures that a new appointee to the Board of Directors receives an orientation to the Company and its facilities and ensures the director has been apprised of the duties and responsibilities pursuant to applicable law and policy.

7. Size of the Board of Directors  - The Articles of the Company presently provide that the Board of Directors shall consist of not less than three and not more than that number of directors that is set by an ordinary resolution by the shareholders of the Company, excluding additional directors that may be appointed between annual general meetings.  The Board of Directors is currently of the view that its present complement of seven individuals is effective.

8. Directors’ Compensation  -The approved mandate of the Board’s Human Resources Committee includes the review of adequacy and form of compensation provided to directors to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

9. Composition of Board Committees  - The Company has established a Governance Committee, an Audit Committee and a Human Resources Committee.  All Committees are comprised entirely of independent directors and are chaired by different individuals.

10. Governance Issues  -The Board of Directors affords a high priority to implementation of proper corporate governance practices through its Governance Committee, chaired by Mr. German.

11. Position Descriptions for the Directors and Chief Executive Officer -The mandates of the Committees of the Board have been reviewed and approved by the entire Board. The Human Resources Committee, chaired by Mr. Munera, has as part of its mandate the role of oversight of the duties,  responsibilities and assessment of the CEO.  A code of ethics for the CEO and CFO has been developed and adopted to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with applicable regulatory obligations.

12. Independence of the Board of Directors  - The Company has separated the positions of CEO and Chairman. The Board functions in a manner that assures independence from management. This is accomplished in part by way of the committee structure as well as ongoing access and communication between the unrelated directors.

13. Audit Committee  -The Company’s Audit Committee is chaired by Mr. Gayton who is a Chartered Accountant and has considerable financial management expertise.  All of the Audit Committee members are independent of management and either currently serve or have served in the same capacity on Boards of other public companies and are financially literate.  The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure and to act as a liaison between the Board and the Company’s auditors.  The activities of the Audit Committee include reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the independence and performance of the Company’s auditors. Audit Committee meetings are held at least quarterly and meeting procedures provide for direct communication between the Committee and members of management, and between the Committee and the external auditor whenever advisable. Management provides confirmation to the Committee on a periodic basis that the appropriate financial control procedures are in place.

14. Engagement of Outside Advisers  -To date, no director has requested the engagement of an outside adviser at the expense of the Company. If a request of this kind is made, the appropriate arrangements would be implemented.

INTEREST  OF  INFORMED PERSONS  IN  MATERIAL  TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company’s last financial year, the proposed nominees for election to the Board of Directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in

(a)

any matter to be acted upon at the meeting other than the election of directors and the approval of incentive stock options;

(b)

any transaction since the start of the Company’s last financial year, or :

(c)

any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT  OF  AUDITOR

KPMG LLP has been the auditor of the Company since 1994.  The management of the Company intends to nominate that firm for re-appointment.  Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of KPMG LLP at a remuneration to be fixed by the directors.

PARTICULARS OF  MATTERS  TO  BE  ACTED  UPON

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

OTHER INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the company to request copies of the annual consolidated financial statements and MD&A as follows:

By phone:  604-623-4700

By fax:  604-623-4701

By email: nevsun@nevsun.com

Financial information at December 31, 2003 is provided in the Company’s consolidated financial statements and MD&A.

DATED March 22, 2004.

BY THE MANAGEMENT OF NEVSUN RESOURCES LTD.

John A. Clarke
President & CEO